[SHIP LOGO VANGUARD /(R)/]



                                                   P.O.Box 2600
                                                   Valley Forge, PA 19482-2600

                                                   610-669-2627
                                                   Laura_J_Merianos@vanguard.com

May 18, 2007


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            via electronic filing
450 Fifth Street,N.W., Fifth Floor
Washington, D.C. 20549


RE:      VANGUARD FIXED INCOME SECURITIES FUNDS


Dear Mr. Sandoe:

         The following responds to your comments of May 15, 2007 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 82 that was filed on March 26, 2007.

COMMENT 1:        PROSPECTUS - AN INTRODUCTION TO VANGUARD BOND FUNDS

Comment: The chart under the heading "An Introduction to Vanguard Bond Funds" states that the dollar-weighted average maturity for each of the Short-Term Treasury, Short-Term Federal and Short-Term Investment Grade Funds will be 1- 4 years. The adopting release for rule 35d-1 states that the dollar-weighted average maturity for short-term bond funds should be no more than 3 years.

Response:         The adopting release for rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund's investments and risks. In the adopting release, the SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years. The text of the rule, however, does not require a 3-year maturity for short-term funds. We believe that under any reasonable interpretation of the adopting release and rule 35d-1, a dollar-weighted average maturity range of 1- 4 years qualifies as "short-term." For these reasons, we believe that the names of the Vanguard
                  Short-Term Treasury, Short-Term Federal and Short-Term
                  Investment Grade Funds are not misleading.

COMMENT 2:        PROSPECTUS - PLAIN TALK ABOUT THE FUNDS' PORTFOLIO MANAGERS

Comment: The prospectus indicates that both Thomas Pappas and Michael Garrett comanage the GNMA Fund. Please confirm that the term "comanage" means that the portfolio managers are coequals with respect to their management duties for the Fund.

Response:         Mr. Pappas and Mr. Garrett are coequals with respect to their management duties for the GNMA Fund. We intend for the term "comanage" to be synonymous with the term "coequal."

COMMENT 3:  PROSPECTUS:  FEES AND EXPENSES, FOOTNOTE 2 AND LOW-BALANCE ACCOUNTS
            POLICY

Comment: Footnote 2 under the Fees and Expenses chart states that Vanguard will apply a redemption fee to shares redeemed within one year of purchase by selling or by exchanging to another fund, or when Vanguard applies its low-balance account-closure policy. Please clarify in this footnote that the redemption fee may apply even if the low-balance account-closure policy is enforced due to a declining NAV. Also, please revise the low-balance accounts policy to clarify that the policy applies even when market fluctuations cause a shareholder's account balance to decline below the investment minimum.

Response:         We have revised footnote 2 under the Fees and Expenses table to clarify that a redemption fee may apply when shares are redeemed because a fund account balance has fallen below the investment minimum for any reason, including market fluctuations.

                  We have revised our low-balance accounts policy to clarify that the policy applies even when market fluctuations cause a shareholder's fund account balance to fall below the investment minimum.

COMMENT 4:        PROSPECTUS:  PROPOSED DISCLOSURE FOR INVESTING IN ETF SHARES

Comment: During our telephone call on May 15, 2007, you indicated that Vanguard would add additional disclosure language to the prospectus through a 485(b) filing to permit certain bond funds to invest a small portion of their assets in ETF shares under certain circumstances. Please include the proposed disclosure language in your response.

Response:         As we discussed, we propose to permit certain Vanguard bond funds to invest a small portion of their assets in ETF shares.
                  The purchase of ETF shares will occur on the open market, and no fund will purchase its own ETF shares. At this time, we do not expect the expense of investing in ETFs to equal or exceed
                  1 basis point. We have determined, therefore, that no additional fee table disclosure is necessary at this time. The proposed language is as follows:

                  "Vanguard may invest a small portion of the Short-Term, Intermediate-Term and Long-Term Investment Grade Funds' assets in shares of bond exchange-traded funds (ETFs). ETFs provide returns similar to those of the bonds listed in the index or a subset of the index. Vanguard may purchase ETFs when doing so will facilitate cash management or potentially add value because the instruments are favorably priced. Vanguard receives no additional revenue from investing Fund assets in Vanguard bond ETFs because Fund assets invested in ETF Shares are excluded when allocating to the Fund its share of the costs of Vanguard operations."



COMMENT 5:        TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-2627 with any questions or comments regarding the above responses. Thank you.



Sincerely,



Laura J Merianos
Associate Counsel
Securities Regulation, Legal Department